UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 21, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 21, 2007 - Holding(s) in Company





TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying                Bunzl Plc
issuer of existing shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights                              x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the            Prudential plc group of
notification obligation(iii):                              companies

4. Full name of shareholder(s) (if different from 3.)(iv):

5. Date of the transaction (and date on which            17 May 2007
the threshold is crossed or reached if
different)(v):

6. Date on which issuer notified:                         21 May 2007

7. Threshold(s) that is/are crossed or reached:                3%

8. Notified details:



A: Voting rights attached to shares
Class/type of Situation previous to the Resulting situation after the
shares        Triggering transaction    triggering transaction(vii)
              (vi)
(if possible
using the     Number of    Number of    Number    Number of      % of voting
ISIN CODE)      Shares   Voting Rights    of    voting rights      rights
                             viii      shares       ix

                                       Direct Direct Indirect Direct Indirect
                                               x       xi
GB00B0744B38 10,115,801 10,115,801    Below  Below           Below
                                      3%     3%                3%

B: Financial Instruments

Resulting situation after the triggering transaction xii

  Type of   Expiration   Exercise/    Number of voting rights that may  % of
 financial  date xiii    Conversion   be acquired if the instrument is  voting
instrument              Period/ Date       exercised/ converted.       rights
                           xiv

     N/A     N/A             N/A       N/A                             N/A

Total (A+B)
Number of voting rights                     % of voting rights
Below 3%                                    Below 3%




9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:


Proxy Voting:

10. Name of the proxy holder:                       N/A

11. Number of voting rights proxy holder will cease N/A to hold:

12. Date on which proxy holder will cease to hold   N/A
voting rights:

13. Additional information:       We no longer have a notifiable interest

14. Contact name:                 Paul Hussey

15. Contact telephone number:     020 7495 4950

















                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 21, 2007                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer